

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Jason McGlynn
Senior Vice President and Chief Financial Officer
Amplify Energy Corporation
500 Dallas Street, Suite 1700
Houston, Texas 77002

> **Re: Amplify Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed March 11, 2021**
> **File No. 001-35512**

Dear Mr. McGlynn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation